

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 3, 2006

Mr. Bushnell, CEO
Mr. Wilkniss, CFO
uWink, Inc.
12536 Beatrice Street
Los Angeles, CA 90066

> **Re:** **uWink, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 2, 2006**
> **File No. 0-29873**

Dear Messrs. Bushnell and Wilkniss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Item 4.02 dated March 7, 2006

1. In Item 2.02, you state the previously issued financial statements for the first three quarters of 2005 should not be relied upon due to errors in those financial statements. However, in Item 4.02(A) you only discuss the restatements related to the year ending December 31, 2004. Revise Item 4.02(A) to provide a brief description of the facts underlying the reason for the non-reliance on the financial statements included in the related 2005 Forms 10-QSB. Also, identify any financial statements included in the 2004 Forms 10-QSB that should no longer be relied upon.

2.	Tell us when you intend to file the restated Forms 10-QSB for the first three quarters of 2005 and 2004.

3.	We note your discussion of the restatements to the December 31, 2004 financial statements and the three column financial statements showing a column for the adjustments. It appears that various amounts reported in the "Increase(Decrease)" column of the table do not agree with the adjustments discussed in the text of the document. For example, you state that accounts receivable was reduced by $350,200 in the text. However, the table shows an adjustment to accounts receivable of $377,741. Provide us with a legend that explains the reasons for each adjustment in the "Increase(Decrease)" column of the balance sheet and statement of operations and reconcile these amounts to the adjustments discussed in the text of the document.

4.	Please explain the cause of the errors and the reasons for the restatements. For example, you state that $200,200 was incorrectly recorded as revenue and an expense of $474,215 should be recorded with respect to warrants issued for services. However, you do not state the underlying reasons for the restatements.

5.	You state you reclassified the cash effect of Deposits – Sega Gameworks to cash flow from financing activities from cash flow from operating activities. However, on the statement of cash flows provided, this amount appears to be reclassified to cash flow from investing activities. Please revise as needed and explain the reason for the reclassification.

6.	Revise to prominently and boldly disclose that the financial statements presented do not reflect all accounts contained in your financial statements as you have only presented the accounts that were affected by restatements.

7.	Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-KSB as of December 31, 2004 and Forms 10-QSB for the interim periods. See Item 307 of Regulation S-B. If the officers conclude that the disclosure controls and procedures were effective, despite the restatements, describe the basis for the officers' conclusions.

	As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Babette Cooper at (202) 551-3396

Sincerely,

Babette Cooper
Staff Accountant

Cc: Mr. Peter Hogan, Richardson & Patel LLP